                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MARCH 2003

                              SEAT PAGINE GIALLE S.P.A.
                 (Translation of registrant's name into English)

                     VIA AURELIO SAFFI 18, 10138 TURIN, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Milan, 9 March 2003 – Consistently with the fact that the Meeting of the Board of Directors of Telecom Italia S.p.A has been brought forward to 11 March 2003, the Meeting of the Board of Directors of Seat Pagine Gialle S.p.A. scheduled to approve the draft annual report and consolidated annual report for the year ended 31 December 2002 will also be brought forward to 11 March 2003.

Telecom Italia Communication & Media Relations

Press Internet and Media Office:  06.36882610

Comunicazione.stampa@seat.it

Investor Relations Seat PG: 06 51448424

Investor.relations@seat.it

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      March 10th, 2003

                                               SEAT PAGINE GIALLE S.P.A.
                                                      (Registrant)

                                              BY: /s/ Angelo Novati
                                                  ---------------------------
                                                      Angelo Novati
                                                 Chief Financial Officer